SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30459; File No. 812-13887]

Millington Securities, Inc. and Millington Exchange Traded MAVINS Fund, LLC; Notice of

Application

April 10, 2013

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under section 6(c) of the Investment Company Act

of 1940 (the "Act") for an exemption from sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the Act

and rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act for an exemption from

sections 17(a)(1) and 17(a)(2) of the Act, and under section 12(d)(1)(J) for an exemption from

sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

Summary of Application: Applicants request an order that permits (a) series of certain open-end

management investment companies to issue shares ("Shares") redeemable in large aggregations

only ("Creation Units"); (b) secondary market transactions in Shares to occur at negotiated

market prices; (c) certain series to pay redemption proceeds, under certain circumstances, more

than seven days after the tender of Shares for redemption; (d) certain affiliated persons of the

series to deposit securities into, and receive securities from, the series in connection with the

purchase and redemption of Creation Units (collectively, the "ETF Relief"); and (e) certain

registered management investment companies and unit investment trusts outside of the same

group of investment companies as the series to acquire Shares (the "12(d)(1) Relief").

Applicants: Millington Securities, Inc., (the "Adviser"), and Millington Exchange Traded

MAVINS Fund, LLC (the "Company").

Filing Dates: The application was filed on April 6, 2011, and amended on September 23, 2011,

June 15, 2012, November 16, 2012, and April 5, 2013.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless

the Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on May 3, 2013 and

should be accompanied by proof of service on applicants, in the form of an affidavit, or for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest,

the reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by writing to the Commission's Secretary.

Addresses: Elizabeth M. Murphy, Secretary, Securities and Exchange Commission, 100 F

Street, NE, Washington, DC 20549-1090; Applicants, 222 South Mill Street, Naperville, IL

60540.

For Further Information Contact: Barbara T. Heussler, Senior Counsel at (202) 551-6990, or

Jennifer L. Sawin, Branch Chief, at (202) 551-6821 (Division of Investment Management,

Exemptive Applications Office).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or

an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by

calling (202) 551-8090.

Applicants' Representations:

      1.   The Company is organized as a Delaware limited liability company and intends to

register under the Act as an open-end management investment company. The Company will initially offer one series ("Initial Fund") whose performance will correspond generally to the

price and yield performance of a specified index consisting solely of equity and/or fixed income

securities ("Underlying Index").[1]

      2.   Applicants request that the order apply to the Initial Fund and any future series of

the Company and any other future registered open-end management investment company or

series thereof that (a) is advised by the Adviser or an entity controlling, controlled by, or under

common control with the Adviser[2], and (b) complies with the terms and conditions of the

application ("Future Funds" and collectively with the Initial Fund, the "Funds").[3] Future Funds

may be based on Underlying Indexes comprised of foreign and/or domestic equity securities,

fixed income securities or a blend of equity securities and fixed income securities.[4] Funds may

also invest in "Depositary Receipts".[5] A Fund will not invest in any Depositary Receipts that

the Adviser deems to be illiquid or for which pricing information is not readily available.

      3.   Millington Securities, Inc. or another Adviser will be the investment adviser to the

Funds. Each Adviser is, or will be registered as an investment adviser under the Investment

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[1] The name of the Initial Fund is expected to be the Millington ISE PIGS^{TM} Index ETF and its Underlying Index is expected to be the ISE PIGS^{TM} Index, an international equity index.

[2] Each such entity and any successor thereto included in the term "Adviser". For the purposes of the requested order, "successor" is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

[3] All entities that currently intend to rely on the requested order are named as applicants. An Acquiring Fund (as defined below) may rely on the requested order only to invest in Underlying Funds (as defined below) and not in any other registered investment company.

[4] Funds based on underlying indices that consist of or include foreign equity securities ("International Equity Indices"), foreign fixed income securities, or both foreign equity and fixed income securities are referred to as "International Funds".

[5] Depositary Receipts are typically issued by a financial institution, a "depositary", and evidence ownership in a security or pool of securities that have been deposited with the depositary. No affiliated persons of applicants, any Future Fund, any Adviser, or any Subadviser, will serve as the depositary bank for any Depositary Receipts held by a Fund.

Advisers Act of 1940 (the "Advisers Act"). The Adviser, subject to the oversight and approval

of the board of directors or trustees of the Company (the "Board")[6], will implement each Fund's

investment program and oversee the day to day portfolio activities of each Fund. The Adviser

may enter into sub-advisory agreements with investment advisers to act as subadvisers with

respect to a Fund (each, a "Subadviser"). Each Subadviser will be registered under the Advisers

Act or not subject to such registration and will not otherwise be affiliated with the Company or

a Fund. Millington Securities, Inc., a broker-dealer registered under the Securities Exchange

Act of 1934 (the "Exchange Act") or another entity that is a broker-dealer registered under the

Exchange Act (such brokers or dealers, "Brokers"), will initially act as the distributor and

principal underwriter of the Creation Units of Shares ("Distributor").

       4.   Each Fund will consist of a portfolio of securities and other assets and positions

("Portfolio Positions") selected to correspond generally to the price and yield performance of a

specified Underlying Index. No entity that creates, compiles, sponsors or maintains an

Underlying Index ("Index Provider") is or will be an affiliated person, as defined in section

2(a)(3) of the Act, or an affiliated person of an affiliated person, of the Company or a Fund, a

promoter, the Adviser, a Subadviser, or the Distributor.

       5.   The investment objective of each Fund will be to provide investment returns that

closely correspond to the price and yield performance of its Underlying Index.[7] Each Fund will

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[6] The term "Board" includes the board of directors or trustees of any Future Fund.

[7] Applicants represent that each Fund will invest at least 80% of its total assets, exclusive of collateral held from securities lending, in the component securities that comprise its Underlying Index ("Component Securities"), or in the case of certain fixed income funds, in the Component Securities of its respective Underlying Index and TBA transactions (as defined below) representing such Component Securities, and in the case of International Funds, in Component Securities, TBA Transactions representing such Component Securities (to the extent applicable), and Depositary Receipts representing such Component Securities. Each Fund also may invest up to 20% of its total assets in certain futures, options, options on futures, and swap contracts, cash and cash equivalents, other investment companies, as well as

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sell and redeem Creation Units on a "Business Day," which is defined to include any day that

the Company is open for business as required by section 22(e) of the Act. A Fund will utilize

either a replication or representative sampling strategy to track its Underlying Index. A Fund

using a replication strategy will invest in substantially all of the Component Securities in its

Underlying Index in the same approximate proportions as in the Underlying Index. A Fund

using a representative sampling strategy will hold some, but not necessarily all of the

Component Securities of its Underlying Index.[8] Applicants state that use of the representative

sampling strategy may prevent a Fund from tracking the performance of its Underlying Index

with the same degree of accuracy as a Fund employing the replication strategy. Applicants

expect that each Fund will have a tracking error relative to the performance of its Underlying

Index of no more than 5 percent, net of fees and expenses.

6.   Applicants anticipate that the price of a Share will range from $10 and $250, and

the price of one Creation Unit will range from $1,000,000 to $10,000,000. All orders to

purchase Creation Units must be placed with the Distributor by or through a party that has

entered into an agreement with the Distributor ("Authorized Participant"). The Distributor will

transmit all purchase orders to the relevant Fund. An Authorized Participant must be either: (a)

a Broker or other participant in the Continuous Net Settlement system of the National Securities

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instruments that are not included in its Underlying Index but which the Adviser believes will help the
Fund track its Underlying Index.

A TBA Transaction is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer
and seller agree upon general trade parameters such as agency, settlement date, par amount and price. The
actual pools delivered generally are determined two days prior to the settlement date.

[8] Using the representative sampling strategy, the Adviser or Subadviser will select each security for
inclusion in the Fund's portfolio to have aggregate investment characteristics, fundamental
characteristics, and liquidity measures similar to those of the Fund's Underlying Index taken in its
entirety.

Clearing Corporation ("NSCC"), a clearing agency registered with the Commission, or b) a participant in the Depository Trust Company ("DTC", and such participant, "DTC Participant"). Shares will be purchased and redeemed in Creation Units and generally on an in-kind basis. Accordingly, except where the purchase or redemption will include cash under the limited circumstances specified below, purchasers will be required to purchase Creation Units by making an in-kind deposit of specified instruments ("Deposit Securities"), and shareholders redeeming their Shares will receive an in-kind transfer of specified instruments ("Redemption Securities").[9] On any given Business Day the names and quantities of the instruments that constitute the Deposit Securities and the names and quantities of the instruments that constitute the Redemption Securities will be identical, unless the Fund is Rebalancing (as defined below). In addition, the Deposit Securities and the Redemption Securities will each correspond *pro rata* to the positions in a Fund's portfolio (including cash positions),[10] except: (a) in the case of bonds, for minor differences when it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement; (b) for minor differences when rounding is necessary to eliminate fractional shares or lots that are not tradeable round lots;[11] or (c) TBA Transactions, derivatives and other positions that cannot be transferred in kind[12] will be excluded from the

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[9] The Funds must comply with the federal securities laws in accepting Deposit Securities and satisfying redemptions with Redemption Securities, including that the Deposit Securities and Redemption Securities are sold in transactions that would be exempt from registration under the Securities Act of 1933 ("Securities Act"). In accepting Deposit Securities and satisfying redemptions with Redemption Securities that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the Funds will comply with the conditions of Rule 144A.

[10] The portfolio used for this purpose will be the same portfolio used to calculate the Fund's NAV for that Business Day.

[11] A tradeable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.

[12] This includes instruments that can be transferred in kind only with the consent of the original counterparty to the extent the Fund does not intend to seek such consents.

Deposit Securities and the Redemption Securities;[13] or (d) to the extent the Fund determines, on

a given Business Day, to use a representative sampling of the Fund's portfolio;[14] or (e) for

temporary periods, to effect changes in the Fund's portfolio as a result of the rebalancing of its

Underlying Index (any such change, a "Rebalancing"). If there is a difference between the net

asset value attributable to a Creation Unit and the aggregate market value of the Deposit

Securities or Redemption Securities exchanged for the Creation Unit, the party conveying

instruments with the lower value will also pay to the other an amount in cash equal to that

difference (the "Balancing Amount"). A difference may occur where the market value of the

Deposit Securities or Redemption Securities, as applicable, changes relative to the net asset

value of the Fund for the reasons identified in clauses (a) through (e) above.

       7.   Purchases and redemptions of Creation Units may be made in whole or in part on a

cash basis, rather than in kind, solely under the following circumstances: (a) to the extent there

is a Balancing Amount, as described above; (b) if, on a given Business Day, a Fund announces

before the open of trading that all purchases, all redemptions or all purchases and redemptions

on that day will be made entirely in cash; (c) if, upon receiving a purchase or redemption order

from an Authorized Participant, the Fund determines to require the purchase or redemption, as

applicable, to be made entirely in cash;[15] (d) if, on a given Business Day, the Fund requires all

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[13] Because these instruments will be excluded from the Deposit Securities and the Redemption Securities, their value will be reflected in the determination of the Balancing Amount (defined below).

[14] A Fund may only use sampling for this purpose if the sample: (i) is designed to generate performance that is highly correlated to the performance of the Fund's portfolio; (ii) consists entirely of instruments that are already included in the Fund's portfolio; and (iii) is the same for all Authorized Participants on a given Business Day.

[15] In determining whether a particular Fund will sell or redeem Creation Units entirely on a cash or in-kind basis (whether for a given day or a given order) the key consideration will be the benefit that would accrue to the Fund and its investors. For instance, in bond transactions, the Adviser may be able to obtain better execution than Share purchasers because of the Adviser's size, experience and potentially stronger relationships in the fixed income markets. Purchases of Creation Units either on an all cash basis or in-

Authorized Participants purchasing or redeeming Shares on that day to deposit or receive (as applicable) cash-in-lieu of some or all of the Deposit Securities or Redemption Securities, respectively, solely because: (i) such instruments are not eligible for transfer through either the NSCC Process or DTC Process; or (ii) in the case of Funds holding non-U.S. investments, such instruments are not eligible for trading due to local trading restrictions, local restrictions on securities transfers or other similar circumstances; or (e) if the Fund permits an Authorized Participant to deposit or receive (as applicable) cash-in-lieu of some or all of the Deposit Securities or Redemption Securities, respectively, solely because: (i) such instruments are, in the case of the purchase of a Creation Unit, not available in sufficient quantity; (ii) such instruments are not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting; or (iii) a holder of Shares of a Fund holding non-U.S. investments would be subject to unfavorable income tax treatment if the holder receives redemption proceeds in kind.[16]

8.   Each Business Day, before the open of trading on a national securities exchange, as defined in section 2(a)(26) of the Act ("Exchange"), on which Shares are listed, the Fund will cause to be published through the NSCC the names and quantities of the instruments comprising the Deposit Securities and the Redemption Securities, as well as the estimated Balancing Amount (if any), for that day.[17] The list of Deposit Securities and Redemption Securities will

kind are expected to be neutral to the Funds from a tax perspective. In contrast, cash redemptions typically require selling portfolio holdings, which may result in adverse tax consequences for the remaining Fund shareholders that would not occur with an in-kind redemption. As a result, tax considerations may warrant in-kind redemptions.

[16] A "custom order" is any purchase or redemption of Shares made in whole or in part on a cash basis in reliance on clause (e)(i) or (e)(ii).

[17] If the Fund is Rebalancing, it may need to announce two estimated Balancing Amounts for that day, one for deposits and one for redemptions.

apply until a new list is announced on the following Business Day, and there will be no intra-

day changes to the list except to correct errors in the published list.

9. Each Fund may impose transaction fees ("Transaction Fee") in connection with the

purchase or redemption of Creation Units. The purpose of the Transaction Fee is to protect the

existing shareholders of the Funds from the dilutive costs associated with the purchase and

redemption of Creation Units.[18] The Distributor will furnish a current prospectus

("Prospectus") or a current summary prospectus and will maintain records of the purchase

orders, confirmations of purchase orders and the instructions given to the applicable Fund to

implement the delivery of its Shares.

10. Shares will be listed and traded on an Exchange. It is expected that one or more

Exchange member firms will be designated to act as a "Market Maker", and maintain a market

for the Shares trading on the Exchange. The secondary market price of Shares trading on an

Exchange will be based on a current bid/offer market. Purchases and sales of Shares on an

Exchange will be subject to customary brokerage commissions and charges.

11. Applicants expect that purchasers of Creation Units will include institutional

investors and arbitrageurs. Authorized Participants also may purchase Creation Units for use in

market-making activities.[19] Applicants expect that secondary market purchasers of Shares will

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[18] Where a Fund permits an in-kind purchaser to deposit cash-in-lieu of depositing one or more Deposit Securities, the purchaser may be assessed a higher Transaction Fee to offset the transaction cost to the Fund of buying those particular Deposit Securities. In all cases, the Transaction Fees will be limited in accordance with the requirements of the Commission applicable to open-end management investment companies offering redeemable securities.

[19] If Shares are listed on Nasdaq or a similar electronic Exchange, one or more member firms of that Exchange will act as market maker ("Market Maker"). On Nasdaq, no particular Market Maker would be contractually obligated to make a market in Shares. However, the listing requirements on Nasdaq, for example, stipulate that at least two Market Makers are required to make a continuous two-sided market or subject themselves to regulatory sanctions.

include both institutional investors and retail investors.[20] Applicants believe that the price at which Shares trade will be disciplined by arbitrage opportunities created by the option to continually purchase or redeem Creation Units, which should help prevent Shares from trading at a material discount or premium in relation to their NAV.

12. Shares will not be individually redeemable, and owners of Shares may acquire those Shares from the Fund, or tender such Shares for redemption to the Fund, in Creation Units only. To redeem, an investor will have to accumulate enough Shares to constitute a Creation Unit. Redemption orders must be placed by or through an Authorized Participant. As discussed above, Creation Units of each Fund will be redeemed generally on an in-kind basis, except under the circumstances described above. The Adviser may adjust the Transaction Fee imposed on redemption wholly or partly in cash to take into account any additional brokerage or other transaction costs incurred by the Fund.

13. Neither the Company nor any individual Fund will be marketed or otherwise held out as a traditional open-end investment company or a mutual fund. Instead, each Fund will be marketed as an "exchange–traded fund" or an "ETF." All marketing materials that describe the features or method of obtaining, buying or selling Creation Units, or Shares being listed and traded on an Exchange, or refer to redeemability, will prominently disclose that Shares are not individually redeemable and that the owners of Shares may acquire those Shares from the Fund or tender such Shares for redemption to the Fund only in Creation Units.

14. The website for the Funds (the "Website"), which will be publicly accessible at no charge will contain on a per Share basis for each Fund, the prior Business Day's NAV and the

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[20] Shares will be registered in book-entry form only. DTC or its nominee will be the registered owner of all outstanding Shares. DTC or DTC Participants will maintain records reflecting beneficial owners of Shares.

market closing price or midpoint of the bid-ask spread at the time of the calculation of the NAV

("Bid/Ask Price"), and a calculation of the premium or discount of the market closing price or

Bid/Ask Price against such NAV.

Applicants' Legal Analysis:

1. Applicants request an order under section 6(c) of the Act for an exemption from

sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the Act and rule 22c-1 under the Act, under

sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the

Act, and under section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and

12(d)(1)(B) of the Act.

2. Section 6(c) of the Act provides that the Commission may exempt any person,

security or transaction, or any class of persons, securities or transactions, from any provision of

the Act, if and to the extent that such exemption is necessary or appropriate in the public interest

and consistent with the protection of investors and the purposes fairly intended by the policy and

provisions of the Act. Section 17(b) of the Act authorizes the Commission to exempt a proposed

transaction from section 17(a) of the Act if evidence establishes that the terms of the transaction,

including the consideration to be paid or received, are reasonable and fair and do not involve

overreaching on the part of any person concerned, and the proposed transaction is consistent with

the policies of the registered investment company and the general provisions of the Act. Section

12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or

transaction, or any class or classes of persons, securities or transactions, from any provisions of

section 12(d)(1) if the exemption is consistent with the public interest and the protection of

investors.

<u>Sections 5(a)(1) and 2(a)(32) of the Act</u>

3.   Section 5(a)(1) of the Act defines an "open-end company" as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the Act defines a redeemable security as any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is entitled to receive approximately his proportionate share of the issuer's current net assets, or the cash equivalent. Because Shares will not be individually redeemable, applicants request an order for the ETF Relief that would permit the Funds to register as open-end management investment companies and issue Shares that are redeemable in Creation Units only. Applicants state that Creation Units will always be redeemable in accordance with the provisions of the Act. Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption. Applicants state that because Creation Units may always be purchased and redeemed at NAV, the price of individual Shares on the secondary market should not vary materially from the NAV.

<u>Section 22(d) of the Act and Rule 22c-1 under the Act</u>

4.   Section 22(d) of the Act, among other things, prohibits a dealer from selling a redeemable security, which is currently being offered to the public by or through a principal underwriter, except at a current public offering price described in the prospectus. Rule 22c-1 under the Act generally requires that a dealer selling, redeeming or repurchasing a redeemable security do so only at a price based on its NAV. Applicants state that secondary market trading in Shares will take place at negotiated prices, not at a current offering price described in a Fund's prospectus, and not at a price based on NAV. Thus, purchases and sales of Shares in the

secondary market will not comply with section 22(d) of the Act and rule 22c-1 under the Act. Applicants request an exemption under section 6(c) from these provisions.

5.   Applicants assert that the concerns sought to be addressed by section 22(d) of the Act and rule 22c-1 under the Act with respect to pricing are equally satisfied by the proposed method of pricing Shares. Applicants maintain that while there is little legislative history regarding section 22(d), its provisions, as well as those of rule 22c-1, appear to have been designed to (a) prevent dilution caused by certain riskless trading schemes by principal underwriters and contract dealers, (b) prevent unjust discrimination or preferential treatment among buyers, and (c) ensure an orderly distribution of investment company shares by eliminating price competition from non-contract dealers who could offer shares at less than the published sales price and who could pay investors more than the published redemption price.

6.   Applicants believe that none of these purposes will be thwarted by permitting Shares to trade in the secondary market at negotiated prices. Applicants state that secondary market transactions in Shares would not cause dilution for owners of such Shares, because such transactions do not directly involve Fund assets. Similarly, secondary market trading in Shares should not create discrimination or preferential treatment among buyers. To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, but do not occur as a result of discriminatory manipulation. Finally, applicants contend that the proposed distribution system will be orderly because competitive forces in the marketplace will ensure that the margin between NAV and the price for Shares in the secondary market remains narrow.

7.   Section 22(e) of the Act generally prohibits a registered investment company from suspending the right of redemption or postponing the date of payment of redemption proceeds for more than seven days after the tender of a security for redemption. Applicants observe that the settlement of redemptions of Creation Units of the International Funds is contingent not only on the settlement cycle of the U.S. securities markets, but also on the delivery cycles present in foreign markets in which those Funds invest. Applicants have been advised that, under certain circumstances, the delivery cycles for transferring Portfolio Positions to redeeming investors, coupled with local market holiday schedules, will require a delivery process of up to 14 calendar days. Applicants therefore request relief from section 22(e) in order to provide for payment or satisfaction of redemptions within the maximum number of calendar days required for such payment or satisfaction in the principal local markets where transactions in the Portfolio Positions of each International Fund customarily clear and settle, but in all cases no later than 14 calendar days following the tender of a Creation Unit.[21] With respect to Future Funds that are International Funds, applicants seek the same relief from section 22(e) only to the extent that circumstances exist similar to those described in the application.

8.   Applicants submit that section 22(e) was designed to prevent unreasonable, undisclosed and unforeseen delays in the actual payment of redemption proceeds. Applicants state that allowing redemption payments for Creation Units of a Fund to be made within the number of days indicated above would not be inconsistent with the spirit and intent of section 22(e). Applicants state that the statement of additional information ("SAI") will identify those instances in a given year where, due to local holidays, more than seven days, up to a maximum

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[21] Applicants acknowledge that no relief obtained from the requirements of section 22(e) will affect any obligations applicants may have under rule 15c6-1 under the Exchange Act. Rule 15c6-1 requires that most securities transactions be settled within three business days of the trade.

of 14 calendar days, will be needed to deliver redemption proceeds and will list such holidays. Applicants are not seeking relief from section 22(e) with respect to International Funds that do not effect redemptions of Creation Units in-kind.

Section 12(d)(1)

9.   Section 12(d)(1)(A) of the Act, in relevant part, prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any other broker-dealer from selling the investment company's shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company's voting stock, or if the sale will cause more than 10% of the acquired company's voting stock to be owned by investment companies generally.

10.   Applicants request an exemption to permit management investment companies ("Acquiring Management Companies") and unit investment trusts ("Acquiring Trusts") registered under the Act that are not advised or sponsored by an Adviser and are not part of the same "group of investment companies," as defined in section 12(d)(1)(G)(ii) of the Act, as the Underlying Funds[22] (collectively, "Acquiring Funds") to acquire Underlying Fund Shares beyond the limits of section 12(d)(1)(A). In addition, applicants seek relief to permit an

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[22] Any registered open-end management investment company and any of its series that is advised by an Adviser and that, pursuant to a separate order of the Commission (File No. 812-13886), operates as an exchange-traded fund that utilizes active management investment strategies ("Actively Managed Funds"), and collectively with the Funds, the "Underlying Funds". For purposes of the 12(d)(1) Relief, shares of Actively Managed Funds and Shares are referred to collectively as "Underlying Fund Shares".

Underlying Fund and/or a Broker to sell Underlying Fund Shares to Acquiring Funds in excess of the limits of section 12(d)(1)(B).

11.   Each Acquiring Management Company will be advised by an investment adviser within the meaning of section 2(a)(20)(A) of the Act (the "Acquiring Fund Adviser") and may be sub-advised by one or more investment advisers within the meaning of section 2(a)(20)(B) of the Act (each an "Acquiring Fund Subadviser"). Any investment adviser to an Acquiring Fund will be registered under the Advisers Act. Each Acquiring Trust will be sponsored by a sponsor ("Sponsor").

12.   Applicants submit that the proposed conditions to the requested relief adequately address the concerns underlying the limits in section 12(d)(1)(A) and (B), which include concerns about undue influence by a fund of funds over underlying funds, excessive layering of fees and overly complex fund structures. Applicants believe that the requested exemption is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

13.   Applicants believe that neither the Acquiring Funds nor an Acquiring Fund Affiliate would be able to exert undue influence over the Underlying Funds.[23] To limit the control that an Acquiring Fund may have over an Underlying Fund, applicants propose a condition prohibiting an Acquiring Fund Adviser or a Sponsor, any person controlling, controlled by, or under common control with the Acquiring Fund Adviser or Sponsor, and any investment company or issuer that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Acquiring Fund Adviser or Sponsor, or any person controlling,

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[23] An "Acquiring Fund Affiliate" is the Acquiring Fund Adviser, Acquiring Fund Subadviser(s), any Sponsor, promoter, or principal underwriter of an Acquiring Fund, and any person controlling, controlled by, or under common control with any of these entities. An "Underlying Fund Affiliate" is the investment adviser, promoter, or principal underwriter of an Underlying Fund and any person controlling, controlled by or under common control with any of these entities.

controlled by, or under common control with the Acquiring Fund Adviser or Sponsor

("Acquiring Fund's Advisory Group") from controlling (individually or in the aggregate) an

Underlying Fund within the meaning of section 2(a)(9) of the Act. The same prohibition would

apply to any Acquiring Fund Subadviser, any person controlling, controlled by or under common

control with the Acquiring Fund Subadviser, and any investment company or issuer that would

be an investment company but for section 3(c)(1) or 3(c)(7) of the Act (or portion of such

investment company or issuer) advised or sponsored by the Acquiring Fund Subadviser or any

person controlling, controlled by or under common control with the Acquiring Fund Subadviser

("Acquiring Fund's Subadvisory Group"). Applicants propose other conditions to limit the

potential for undue influence over the Underlying Funds, including that no Acquiring Fund or

Acquiring Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser

to an Underlying Fund) will cause an Underlying Fund to purchase a security in an offering of

securities during the existence of an underwriting or selling syndicate of which a principal

underwriter is an Underwriting Affiliate ("Affiliated Underwriting"). An "Underwriting

Affiliate" is a principal underwriter in any underwriting or selling syndicate that is an officer,

director, member of an advisory board, Acquiring Fund Adviser, Acquiring Fund Subadviser,

Sponsor, or employee of the Acquiring Fund, or a person of which any such officer, director,

member of an advisory board, Acquiring Fund Adviser, Acquiring Fund Subadviser, Sponsor, or

employee is an affiliated person (except that any person whose relationship to the Underlying

Fund is covered by section 10(f) of the Act is not an Underwriting Affiliate).

14.   Applicants assert that the proposed conditions address any concerns regarding

excessive layering of fees. The board of directors or trustees of any Acquiring Management

Company, including a majority of the directors or trustees that are not "interested persons" within the meaning of Section 2(a)(19) of the Act ("independent directors or trustees") will find that the advisory fees charged to the Acquiring Management Company are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Underlying Fund in which the Acquiring Management Company may invest. In addition, under condition 13, an Acquiring Fund Adviser or a trustee ("Trustee") or Sponsor of an Acquiring Trust will, as applicable, waive fees otherwise payable to it by the Acquiring Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted under rule 12b-1 under the Act) received from the Underlying Fund by the Acquiring Fund Adviser, Trustee or Sponsor or an affiliated person of the Acquiring Fund Adviser, Trustee or Sponsor, in connection with the investment by the Acquiring Fund in the Underlying Fund. Applicants state that any sales charges or service fees charged with respect to shares of an Acquiring Fund will not exceed the limits applicable to a fund of funds set forth in Conduct Rule 2830 of the National Association of Security Dealers ("NASD").[24]

15. Applicants submit that the proposed arrangement will not create an overly complex fund structure. Applicants note that no Underlying Fund will acquire securities of any investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Underlying Fund to purchase shares of other investment companies for short-term cash management purposes. To ensure that Acquiring Funds comply with the terms and conditions of the requested relief from section 12(d)(1), any Acquiring Fund that intends to invest in an Underlying Fund in reliance on the requested order will enter into an agreement ("Acquiring Fund Agreement") between the Underlying Fund and

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[24] Any references to Conduct Rule 2830 of the NASD include any successor or replacement rule that may be adopted by Financial Industry Regulatory Authority.

the Acquiring Fund requiring the Acquiring Fund to adhere to the terms and conditions of the requested order. The Acquiring Fund Agreement also will include an acknowledgement from the Acquiring Fund that it may rely on the requested order only to invest in an Underlying Fund and not in any other investment company.

16.   Applicants also note that an Underlying Fund may choose to reject any direct purchase of Creation Units[25] by an Acquiring Fund. To the extent that an Acquiring Fund purchases Shares in the secondary market, an Underlying Fund would still retain its right to reject initial purchases of Shares made in reliance on the requested order by declining to enter into the Acquiring Fund Agreement prior to any investment by an Acquiring Fund in excess of the limits of section 12(d)(1)(A).

Sections 17(a)(1) and (2) of the Act

17.   Section 17(a) of the Act generally prohibits an affiliated person of a registered investment company, or an affiliated person of such a person ("second tier affiliate"), from selling any security to or acquiring any security from the company. Section 2(a)(3) of the Act defines "affiliated person" to include (a) any person directly or indirectly owning, controlling, or holding with power to vote, 5% or more of the outstanding voting securities of the other person, (b) any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with the power to vote, by the other person, and (c) any person directly or indirectly controlling, controlled by, or under common control with, the other person. Section 2(a)(9) of the Act defines "control" as the power to exercise a controlling influence over the management or policies of a company and provides that a control relationship will be presumed where one person owns more than 25% of another person's voting securities. The

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[25] For purposes of the requested 12(d)(1) Relief, the term "Creation Unit" applies to both Funds and Actively Managed Funds.

Funds may be deemed to be controlled by the Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser (an "Affiliated Fund").

18.   Applicants request an exemption from section 17(a) of the Act pursuant to sections 6(c) and 17(b) of the Act to permit persons to effectuate in-kind purchases and redemptions with a Fund when they are affiliated persons or second-tier affiliates of the Funds solely by virtue of: (1) holding 5% or more, or in excess of 25% of the outstanding Shares of one or more Funds; (2) having an affiliation with a person with an ownership interest described in (1); or (3) holding 5% or more, or more than 25% of the shares of one or more Affiliated Funds.

19.   Applicants assert that no useful purpose would be served by prohibiting such affiliated persons from making in-kind purchases or in-kind redemptions of Shares of a Fund in Creation Units. Both the deposit procedures for in-kind purchases of Creation Units and the redemption procedures of in-kind redemptions will be effected in exactly the same manner for all purchases and redemptions. Deposit Securities and Redemption Securities will be valued in the same manner as those Portfolio Positions currently held by the relevant Funds, and the valuation of the Deposit Securities and Redemption Securities will be made in the same manner, regardless of the identity or affiliation of the purchaser or redeemer. Further, the Deposit Securities and Redemption Securities for a Fund will be the same, except for any cash determined in accordance with the procedures described in Section III.B.1.b. of the application, and in-kind purchases and redemptions will be on the same terms, for all persons regardless of the identity of the purchaser or redeemer. Therefore, applicants state that in-kind purchases and redemptions will afford no opportunity for the specified affiliated persons, or second-tier affiliates, of a Fund

to effect a transaction detrimental to other holders of Shares. Applicants also believe that in-kind purchases and redemptions will not result in self-dealing or overreaching of the Fund.

20. Applicants also seek an exemption from section 17(a) to permit an Underlying Fund, to the extent that the Underlying Fund is an affiliated person of an Acquiring Fund, to sell its Underlying Fund Shares to, and purchase Underlying Fund Shares from, an Acquiring Fund and to engage in the accompanying in-kind transactions with the Acquiring Fund.[26]

21. Applicants believe that an exemption is appropriate under sections 17(b) and 6(c) because the proposed arrangement meets the standards in those sections.[27] First, applicants state that the terms of the transactions are fair and reasonable and do not involve overreaching. Applicants note that any consideration paid for the purchase or redemption of Underlying Fund Shares directly from an Underlying Fund will be based on the NAV of the Underlying Fund Shares.[28] Second, applicants believe that the proposed transactions directly between the Underlying Funds and Acquiring Funds will be consistent with the policies of each Acquiring Fund. The purchase of Creation Units by an Acquiring Fund directly from an Underlying Fund

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[26] Applicants are not seeking relief from section 17(a) for, and the requested relief will not apply to, transactions where an Underlying Fund could be deemed an affiliated person, or an affiliated person of an affiliated person, of an Acquiring Fund because an investment adviser to the Underlying Fund is also an investment adviser to the Acquiring Fund.

[27] To the extent that purchases and sale of Underlying Fund Shares of an Underlying Fund occur in the secondary market and not through principal transactions directly between an Acquiring Fund and an Underlying Fund, relief from Section 17(a) would not be necessary. However, the requested relief would apply to direct sales of Underlying Fund Shares in Creation Units by an Underlying Fund to an Acquiring Fund and redemptions of those Underlying Fund Shares. The requested relief is intended to cover both those direct sales and redemptions and any in-kind transactions that would accompany such sales and redemptions.

[28] Applicants acknowledge that receipt of compensation by (a) an affiliated person of an Acquiring Fund, or an affiliated person of such person, for the purchase by the Acquiring Fund of Underlying Fund Shares or (b) an affiliated person of an Underlying Fund, or an affiliated person of such person, for the sale by the Underlying Fund of its Underlying Fund Shares to an Acquiring Fund may be prohibited by section 17(e)(1) of the Act. The Acquiring Fund Agreement also will include this acknowledgment.

will be accomplished in accordance with the investment restrictions of the Acquiring Fund and will be consistent with the investment policies set forth in the Acquiring Fund's registration statement. Third, applicants believe that the proposed transactions are consistent with the general purposes of the Act and appropriate in the public interest. Applicants also submit that the exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Applicants' Conditions:

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

A. ETF Relief

1. As long as the Company or a Fund operates in reliance on the requested order, the Shares will be listed on an Exchange.

2. Neither the Company nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire those Shares from a Fund and tender those Shares for redemption to a Fund in Creation Units only.

3. The Website for each Fund, which will be publicly accessible at no charge, will contain, on a per Share basis, for each Fund, the prior Business Day's NAV and the market closing price or the Bid/Ask Price, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

4.   The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of index-based exchange-traded funds.

B. Section 12(d)(1) Relief

5.   The members of an Acquiring Fund's Advisory Group will not control (individually or in the aggregate) an Underlying Fund within the meaning of section 2(a)(9) of the Act. The members of an Acquiring Fund's Subadvisory Group will not control (individually or in the aggregate) an Underlying Fund within the meaning of section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of an Underlying Fund, the Acquiring Fund's Advisory Group or the Acquiring Fund's Subadvisory Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of an Underlying Fund, it will vote its Underlying Fund Shares in the same proportion as the vote of all other holders of the Underlying Fund Shares. This condition does not apply to the Acquiring Fund's Subadvisory Group with respect to an Underlying Fund for which the Acquiring Fund Subadviser or a person controlling, controlled by, or under common control with the Acquiring Fund Subadviser acts as the investment adviser within the meaning of section 2(a)(20)(A) of the Act.

6.   No Acquiring Fund or Acquiring Fund Affiliate will cause any existing or potential investment by the Acquiring Fund in an Underlying Fund to influence the terms of any services or transactions between the Acquiring Fund or an Acquiring Fund Affiliate and the Underlying Fund or an Underlying Fund Affiliate.

7.   The board of directors or trustees of an Acquiring Management Company, including a majority of the directors or trustees that are not "interested persons" within the meaning of Section 2(a)(19) of the Act ("independent directors or trustees"), will adopt procedures

reasonably designed to ensure that the Acquiring Fund Adviser and any Acquiring Fund Subadviser are conducting the investment program of the Acquiring Management Company without taking into account any consideration received by the Acquiring Management Company or an Acquiring Fund Affiliate from an Underlying Fund or an Underlying Fund Affiliate in connection with any services or transactions.

8.   Once an investment by an Acquiring Fund in Underlying Fund Shares exceeds the limit in section 12(d)(1)(A)(i) of the Act, the Board of the Underlying Fund, including a majority of the independent directors or trustees, will determine that any consideration paid by the Underlying Fund to an Acquiring Fund or an Acquiring Fund Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Underlying Fund; (b) is within the range of consideration that the Underlying Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between an Underlying Fund and its investment adviser(s), or any person controlling, controlled by, or under common control with such investment adviser(s).

9.   No Acquiring Fund or Acquiring Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Underlying Fund) will cause the Underlying Fund to purchase a security in any Affiliated Underwriting.

10.   The Board of the Underlying Fund, including a majority of the independent directors or trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Underlying Fund in an Affiliated Underwriting, once an investment by an Acquiring Fund in the securities of the Underlying Fund exceeds the limit of section

12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board of the Underlying Fund will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Acquiring Fund in the Underlying Fund. The Board of the Underlying Fund will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Underlying Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Underlying Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board of the Underlying Fund will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Underlying Fund.

11. Each Underlying Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings, once an investment by an Acquiring Fund in the securities of the Underlying Fund exceeds the limit of section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate's members, the

terms of the purchase, and the information or materials upon which the determinations of the Board of the Underlying Fund were made.

12. Before investing in Underlying Fund Shares in excess of the limits in section 12(d)(1)(A), each Acquiring Fund and the Underlying Fund will execute an Acquiring Fund Agreement stating, without limitation, that their boards of directors or trustees and their investment adviser(s) or their Sponsors or Trustees, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order. At the time of its investment in Underlying Fund Shares in excess of the limit in section 12(d)(1)(A)(i), an Acquiring Fund will notify the Underlying Fund of the investment. At such time, the Acquiring Fund will also transmit to the Underlying Fund a list of the names of each Acquiring Fund Affiliate and Underwriting Affiliate. The Acquiring Fund will notify the Underlying Fund of any changes to the list as soon as reasonably practicable after a change occurs. The Underlying Fund and the Acquiring Fund will maintain and preserve a copy of the order, the Acquiring Fund Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

13. The Acquiring Fund Adviser, Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Acquiring Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted under rule 12b-1 under the Act) received from the Underlying Fund by the Acquiring Fund Adviser, Trustee or Sponsor, or an affiliated person of the Acquiring Fund Adviser, Trustee or Sponsor, other than any advisory fees paid to the Acquiring Fund Adviser, or Trustee or Sponsor, or its affiliated person by the Underlying Fund, in connection with the investment by the Acquiring Fund in the Underlying Fund. Any Acquiring Fund Subadviser will waive fees otherwise payable to the Acquiring Fund Subadviser,

directly or indirectly, by the Acquiring Management Company in an amount at least equal to any

compensation received from an Underlying Fund by the Acquiring Fund Subadviser, or an

affiliated person of the Acquiring Fund Subadviser, other than any advisory fees paid to the

Acquiring Fund Subadviser or its affiliated person by the Underlying Fund, in connection with

any investment by the Acquiring Management Company in the Underlying Fund made at the

direction of the Acquiring Fund Subadviser. In the event that the Acquiring Fund Subadviser

waives fees, the benefit of the waiver will be passed through to the Acquiring Management

Company.

14.   Any sales charges and/or service fees charged with respect to shares of an Acquiring

Fund will not exceed the limits applicable to a fund of funds as set forth in Conduct Rule 2830 of

the NASD.

15.   No Underlying Fund will acquire securities of any investment company or company

relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section

12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission

permitting the Underlying Fund to purchase shares of other investment companies for short-term

cash management purposes.

16.   Before approving any advisory contract under section 15 of the Act, the board of

directors or trustees of each Acquiring Management Company, including a majority of the

independent directors or trustees, will find that the advisory fees charged under such advisory

contract are based on services provided that will be in addition to, rather than duplicative of, the

services provided under the advisory contract(s) of any Underlying Fund in which the Acquiring

Management Company may invest. These findings and their basis will be recorded fully in the

minute books of the appropriate Acquiring Management Company.

For the Commission, by the Division of Investment Management, under delegated

authority.

Kevin M. O'Neill
Deputy Secretary

Action as set forth recommended herein
APPROVED pursuant to authority delegated
by the Commission under Public Law 87-592

  For: Division of Investment Management

  By: _____

        _____
                 (date)